UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. ___N/A___)*

Applied Optoelectronics, Inc.
(Name of Issuer)

Common stock, $0.001 par value
(Title of Class of Securities)

03823U102
(CUSIP Number)

June 2, 2016
(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[X] Rule 13d-1(b)

[  ] Rule 13d-1(c)

[  ] Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 03823U102	13G	Page 2 of 5 Pages

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Trafelet Brokaw Capital Management LP
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) [ ] (b) [ ]
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 0
	6.	SHARED VOTING POWER 975,727*
	7.	SOLE DISPOSITIVE POWER 0
	8.	SHARED DISPOSITIVE POWER 975,727*

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 975,727*
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (see instructions) [ ]
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 5.67%*
12.	TYPE OF REPORTING PERSON (see instructions) IA

Page 3 of 5 Pages

Item 1.

(a)	Name of Issuer Applied Optoelectronics, Inc.

(b)	Address of Issuer’s Principal Executive Offices 13115 Jess Pirtle Blvd. Sugar Land, TX 77478

Item 2.

(a)	Name of Person Filing Trafelet Brokaw Capital Management LP

(b)	Address of the Principal Office or, if none, residence 410 Park Avenue, 17th Floor, New York, NY 10022

(c)	Citizenship Delaware

(d)	Title of Class of Securities Common stock, $0.001 par value

(e)	CUSIP Number 03823U102

Item 3. If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	[ ]	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

(b)	[ ]	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

(c)	[ ]	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

(d)	[ ]	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

(e)	[X]	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);

(f)	[ ]	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);

(g)	[ ]	A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G);

(h)	[ ]	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	[ ]	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j)	[ ]	Group, in accordance with §240.13d-1(b)(1)(ii)(J).

Page 4 of 5 Pages

Item 4. Ownership.

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a)	Amount beneficially owned: 975,727*

(b)	Percent of class: 5.67%*

(c)	Number of shares as to which the person has:

	(i)	Sole power to vote or to direct the vote 0.

	(ii)	Shared power to vote or to direct the vote 975,727*.

	(iii)	Sole power to dispose or to direct the disposition of 0.

	(iv)	Shared power to dispose or to direct the disposition of 975,727*.

Instruction. For computations regarding securities which represent a right to acquire an underlying security see §240.13d-3(d)(1).

* The shares of common stock, $0.001 par value per share (the “Shares”), of Applied Optoelectronics, Inc., a Delaware Corporation (the “Company”), reported herein are held by funds and accounts (collectively, the “Funds and Accounts”) which are managed by Trafelet Brokaw Capital Management, LP (“TBCM”). TBCM, in its capacity as the investment manager of each of the Funds and Accounts, has the sole power to vote and the sole power to direct the disposition of all Shares held by the Funds and Accounts. Accordingly, for the purposes of Reg. Section 240.13d-3, TBCM may be deemed to beneficially own an aggregate of 975,727 Shares, or 5.67% of the Shares deemed issued and outstanding as of as of November 3, 2016. The beneficial ownership percentages reported herein are based on 17,198,121 Shares issued and outstanding as of November 3, 2016, as disclosed in the Issuer’s Form 10-Q filed with the Securities and Exchange Commission on November 8, 2016. This report shall not be deemed an admission that TBCM, each Fund and Account or any other person is the beneficial owner of the securities reported herein for purposes of Section 13 of the Securities Exchange Act of 1934, as amended, or for any other purpose.

Item 5. Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [  ].

Instruction. Dissolution of a group requires a response to this item.

Item 6. Ownership of More than Five Percent on Behalf of Another Person.

N/A

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

N/A

Item 8. Identification and Classification of Members of the Group.

N/A

Item 9. Notice of Dissolution of Group.

N/A

Item 10. Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

Page 5 of 5 Pages

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

2/10/2017
Date

/s/ George Brokaw
Signature

George Brokaw, Managing Partner of Trafelet Brokaw Capital Management LP
Name/Title